UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42450

Zhengye Biotechnology Holding Limited

No.1 Lianmeng Road, Jilin Economic & Technical Development Zone

Jilin City, Jilin Province, China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Explanatory Note

Zhengye Biotechnology Holding Limited, a Cayman Islands exempted company (the “Company”), is furnishing its unaudited financial statements and notes for the six months ended June 30, 2026. The financial statements and notes are attached as Exhibit 99.1 to this report. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2026 is attached as Exhibit 99.2 to this report.

Exhibit Index

Exhibit No.	Description
99.1	Unaudited Consolidated Financial Statements and Notes of Zhengye Biotechnology Holding Limited for the Six Months Ended June 30, 2026 and 2025
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhengye Biotechnology Holding Limited

Date: November 12, 2026	By:	/s/ Songlin Song
	Name:	Songlin Song
	Title:	Co-Chief Executive Officer

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